June 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephany Yang and Kevin Woody

Re:     Lifecore Biomedical, Inc.
Form 10-K for the Fiscal Year Ended May 28, 2023
Filed March 20, 2024
File No. 000-27446

Ladies and Gentlemen:

This letter is submitted in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced filing (the “Filing”) made in your letter dated May 13, 2024, to John Morberg, the Chief Financial Officer of Lifecore Biomedical, Inc. (the “Company” or “Lifecore”).

For ease of review, I have set forth below, in bold type, each of the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Filing and all references to page numbers in such responses are to page numbers in the Filing.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that the changes in gross profit from fiscal year 2022 to fiscal year 2023 were due primarily to decreased revenue and an unfavorable sales mix. To the extent possible, quantify the impact of each contributing factor in dollars and/or margin percentage, disclose the reasons driving these changes, and provide greater transparency into the material components and potential variability of your cost of product sales and gross profit.

Response: The Company acknowledges the Staff’s comment and confirms that, to the extent material in future filings, the Company will (i) when describing two or more business reasons that contributed to a material change in a financial statement line item between periods, quantify the extent to which each factor contributed to the overall change in that line item, including any offsetting factors; (ii) when identifying intermediate causes of changes in operating results, also describe the reasons underlying the intermediate causes; and (iii) quantify the impact of each contributing factor in dollars and/or margin percentage, disclose the reasons driving these changes, and provide greater transparency into the material components and potential variability of the Company’s cost of product sales and gross profit.
For illustrative purposes, the Company refers the Staff to Exhibit A showing marked changes to the Management’s Discussion and Analysis of Financial Condition section contained in the Filing as an example of how the Company intends to approach the disclosure in future filings.

Non-GAAP Financial Information and Reconciliations, page 27

1.We note that in your presentation of Consolidated Adjusted EBITDA, you have adjustments for the following items:
•transition costs from the corporate headquarters relocation and the transition to Lifecore Biomedical in FY2023 and FY2022;
•consolidating and optimizing or transitioning operations associated with Project SWIFT in FY2021 through FY2023;
•one-time expenses incurred in the Lifecore production process in FY2023;
•financial advisor and legal fees related to litigation expenses in FY2022; and
•consolidating and transitioning operations associated with the Curation Foods business in FY2021.
Please explain to us the nature of each of these costs and tell us why you believe they do not represent normal recurring operating expenses. See Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

In addition, we note your disclosure of historical adjusted EBITDA margin and forward-looking adjusted EBITDA and adjusted EBITDA margin in your April 2024 investor presentation. Please revise your future other public disclosures, such as investor presentations, to reconcile any non-GAAP measures to the most comparable GAAP measure. Or, alternatively, for forward-looking non-GAAP measures, disclose that the reconciliation cannot be provided without unreasonable efforts. See Rule 100(a) of Regulation G.

Response: The Company acknowledges the Staff’s comment and respectfully provides the following supplemental information regarding the Company’s presentation of non-GAAP

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financial measures in a manner consistent with Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.
The Company has provided non-GAAP measures as it believes the measures provide additional information related to the trends of the Company. These metrics are used by management and the board of directors to assess the ongoing financial performance of the business. The Company has reorganized during the periods presented, which has resulted in a considerable change in its operations. The Company believes that non-GAAP measures provide important additional information to investors to aid in assessing the continuing operations of the business through the Company’s significant transition period.

Prior to January 2021, the Company (f/k/a Landec Corporation) operated as a holding company for two businesses: Curation Foods and Lifecore Biomedical. The Curation Foods business operated certain food businesses including as a manufacturer and supplier of fresh cut vegetables, ready-to-eat salads, avocado products including fresh guacamoles, olive oils and vinegars, packaging respiration products and a vertical farm investment. The Lifecore business operated as a fully integrated contract development and manufacturing organization (CDMO), which develops for customers pharmaceutical injectable FDA regulated drugs and medical devices.

In January of 2021, the Board approved the exploration of strategic opportunities to divest the Curation Foods business, and to focus on the Lifecore business (referred to publicly as Project SWIFT). Ultimately, the divestment of the Curation Foods business was completed through five separate divestitures over a two-year process, and several of the divestitures included limited-term transition services arrangements provided to the buyers. In connection with Project SWIFT, the Company also moved its corporate headquarters from California (where Curation Foods was primarily located) to Minnesota, the site of the Lifecore business. The Company also significantly restructured its personnel, plans and systems to adjust for the divestitures, the reduction in operational size, and business focus.

This overall background is provided to add context to the explanation of the adjustments made by the Company in the calculation of the non-GAAP measures.

The following summarizes the adjustments identified by the Staff that are included in the Company’s calculation Consolidated Adjusted EBITDA (in millions):

	FY 2023	FY 2022	FY 2021
Transition costs from the corporate headquarters relocation and the transition to Lifecore Biomedical	$6.5	$1.5	$ -
Consolidating and optimizing or transitioning operations associated with Project SWIFT	5.8	13.0	8.4
Lifecore production process	0.8	-

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Financial advisor and legal fees related to litigation expenses	-	1.4
Consolidating and transitioning operations associated with the Curation Foods business	-	-	3.4

Each of these adjustments represents unique costs and expenses incurred during the respective fiscal years. The following provides a description of the rationale for each of the adjustments identified by the Staff in the Company’s calculation of Consolidated Adjusted EBITDA:

•Transition costs from the corporate headquarters relocation and the transition to Lifecore Biomedical in FY2023 and FY2022
As described above, the Company relocated its headquarters to Minnesota from California in connection with the divestiture of its Curation Foods businesses.

In FY 2022, this represents incremental compensation expenses related to reorganization of the business including costs associated with duplicative roles as the headquarters transitioned to Minnesota and consulting fees associated with the employee programs put in place as part of the headquarters transition and sale of businesses.

In FY 2023, this includes similar compensation and consulting expenses related to the ongoing employee actions as the Company sold additional businesses and completed the transition of its headquarters and further includes one-time board of directors’ fees related to a special committee formed to explore strategic options for all businesses. The adjustment also reflects incremental audit fees specifically related to the audit of the numerous non-standard transactions that occurred in FY 2023 associated with the sale of the businesses and the relocation.

•Consolidating and optimizing or transitioning operations associated with Project SWIFT in FY2021 through FY2023

The adjustment related to Project Swift is comprised of restructuring charges and other expenses associated with Project Swift as follows:

	FY 2023	FY 2022	FY 2021
Restructuring expense	$ 4.2	$ 8.4	$ 7.4
Other Project Swift:	1.6	4.6	1.0
	$ 5.8	$13.0	$ 8.4

Restructuring expense. The Company announced a restructuring plan in FY 2020 related to Project Swift. The plan includes costs associated with the reduction-in-workforce, a reduction in leased office spaces, asset write-off costs and the loss on the sale of non-strategic assets. The Company recorded a restructuring charge in each of the years presented, as reflected on its consolidated statements of operations and further described

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in footnote 12 of the consolidated financial statements included in its Form 10-K, associated with this plan.

Other Project Swift. The other Project Swift costs primarily relate to costs associated with maintaining abandoned facilities (including the prior headquarters) after the sale of the businesses, litigation costs associated with the divested businesses including the ongoing FCPA investigation (as described below), consulting fees associated with exploring strategic options for all businesses and related to the sale of the businesses and net TSA costs that will not recur upon exit from the TSA agreements associated with the divested businesses. In FY 2023, these costs are offset by a gain of $2.1 million on the sale of a divested business, Breatheway.

•One-time expenses incurred in the Lifecore production process in FY2023

During FY 2023, the Company launched a new program for a customer associated with a new product launch, specifically, a novel drug therapy for an ophthalmic disease that had no other FDA approved therapy available. The commercial launch of this novel drug therapy was the only commercial launch of a novel drug therapy that the Company has undertaken at that time or since. Consequently, this new drug launch resulted in unusual one-time manufacturing costs associated with the commercialization of the novel drug. These one-time costs related primarily to excess scrap product during the initial manufacturing process in connection with the initial commercialization of the product, along with other excess costs associated with the scrapped product.

The Company has considered the guidance in the Staff’s Non-GAAP guidance, specifically whether the costs are necessary to operate the Company’s business. The Company believes that while these costs are related to manufacturing, as described above, this launch is the only commercial launch of a novel drug therapy that the Company has undertaken, such that these costs are not indicative of the normal operations and that adjusting for these costs provides a profit metric that is comparable to future periods and allows for a more complete understanding of the profitability trends of the business and is consistent with how management reviews the results of the business.
•Financial advisor and legal fees related to litigation expenses in FY2022; and
These costs represent legal fees and costs associated with the matters related to the FCPA Matter during FY 2022, as described below.

•Consolidating and transitioning operations associated with Curation Foods business in FY2021
These costs represent legal fees and costs associated with an internal investigation initiated by the Company regarding potential environmental and FCPA compliance matters associated with regulatory permitting at the Tanok facility in Mexico by one of

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the Company’s divested businesses, Yucatan Foods, and related litigation (collectively, the “FCPA Matter”) during fiscal year 2021.  The Company acquired the Yucatan Foods business in December 2018, and the regulatory permitting was subject to the FCPA Matter specifically related to conduct by the prior owners before the Company’s acquisition.  As publicly disclosed, the Company initiated its internal investigation and voluntarily disclosed the matter to the Department of Justice (the “DOJ”) and the Office of the Attorney General in Mexico (the “Mexican AG”) promptly following the Company’s discovery of the conduct. The Mexican AG decided that (a) that Curation Foods, Inc., did not commit or participate in the criminal conduct disclosed, (b) no criminal action would be taken against Curation Foods, Inc., (c) that no criminal liability was established against Tanok and Yucatan after they were acquired by Curation Foods, Inc., and (d) the decisions do not apply to any individuals who may be responsible for misconduct. The DOJ also declined to prosecute the FCPA Matter against Curation Foods, Inc.   The adjustments also include incremental compensation to retain employees through the elimination of their position and to support the divested businesses and the move to the new headquarters during FY 2021.

The Company has considered the Staff’s guidance in relation to the adjustments described above. These adjustments, except the adjustment related to the Lifecore Production Processes, are all related to, or a consequence of, the relocation of the Company headquarters, Project Swift or divested businesses that are discontinued operations. The Company believes these adjustments are in line with the Staff’s guidance, specially that these costs do not relate to the remaining Lifecore operations (continuing operations), are not related to revenue generating activities nor the Company’s business strategy. The Company believes the adjustments to EBITDA provide the investor profitability metrics associated with the continuing operations to allow for understanding trends in the business and provides transparency to the profitability results used by management in reviewing its results of operations associated with the Lifecore business.

The Company also acknowledges the Staff’s comment regarding the inclusion of reconciliations in other public disclosures, and respectfully informs the Staff that, in future public disclosures that include non-GAAP measures, the Company will disclose a reconciliation of each such non-GAAP measures to the most comparable GAAP measure, or alternatively, as appropriate, disclose that the reconciliation cannot be provided without unreasonable efforts in accordance with Rule 100(a) of Regulation G.

Organization, Basis of Presentation, and Summary of Significant Accounting Policies Revenue Recognition, page 79

2.We note your disclosure on page 109 that you restated the Lifecore segment revenues and cost of sales in FY2022 and FY2021 to gross up revenues and cost of sales for certain performance obligations for which the Company acted as a principal in the arrangements. Please tell us your considerations of disclosing revenue recognition policies related to revenues recognized gross as a principal or net as an agent and the related disaggregated revenues.

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Response: The Company acknowledges the Staff’s comment and confirms that the Company acted as principal in all its arrangements for the periods presented. In connection with the restatement of the Company’s prior financial statements, the Company identified certain elements of its agreements with customers for development services that were recorded as if the Company was operating as an agent and thus was recorded on a net basis, which was corrected as part of the restatement of those prior periods reflected in the Filing. In future filings, the Company will expand its revenue recognition policy disclosures to state that the Company is the principal in its contracts and recognizes revenues on a gross basis, or, as may be relevant, net as an agent and the related disaggregated revenues, if any.

Related Party Transactions, page 81

3.We note your related party transaction disclosures of sales to Alcon Research, LLC and the related accounts receivable. Please identify on the face of your consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, and consolidated statements of cash flows the amounts of all related party transactions and balances in future filings pursuant to Rule 4-08(k) of Regulation S-X.
Response: The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will present on the face of its consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, and consolidated statements of cash flows the amounts of all related party transactions and balances, including with respect to Alcon Research LLC (“Alcon”), in accordance with Rule 4-08(k) of Regulation S-X. The Company will reflect the amounts of all transactions and related party balances on the face of its financial statements beginning in the period which Alcon became a related party, which was as of May 22, 2023 at the time Alcon provided financing to the Company.

4.We note that you are delinquent in filing your Forms 10-Q for the quarterly periods ended August 27, 2023, November 26, 2023, and February 25, 2024. Please file the required reports.
Response: The Company acknowledges the Staff’s comment and confirms that the Company is working expeditiously to file the required reports for the quarterly periods ended August 27, 2023, November 26, 2023, and February 25, 2024 as soon as practicable.

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I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 952-368-4300 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John Morberg
John Morberg
Chief Financial Officer of Lifecore Biomedical, Inc.

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Exhibit A

Results of Operations

Year Ended May 29, 2023 Compared to May 29, 2022

Revenues and Gross Profit:

Lifecore generates revenues from the development and manufacture of HA products and providing contract development and aseptic manufacturing services to customers. Lifecore generates revenues from two integrated activities: (1) CDMO and (2) fermentation.

There are numerous factors that can influence gross profit including product mix, customer mix, manufacturing costs, volume, sales discounts, and charges for excess or obsolete inventory, to name a few. Many of these factors influence or are interrelated with other factors. The Company includes in cost of sales all of the following costs: raw materials (including packaging, syringes, fermentation and purification supplies), direct labor, overhead (including indirect labor, depreciation, and facility-related costs), and shipping and shipping-related costs.

(In thousands, except percentages)	Year Ended		Change	
	May 28, 2023	May 29, 2022	Amount	%
		As Restated		
Revenues	$ 103,269	$ 111,270	$ (8,001)	(7)%
Gross Profit	$ 27,985	$ 39,066	$ (11,081)	(28)%

The decrease in revenues for fiscal year 2023, compared to fiscal year 2022, was due to a $10.0 million decrease in CDMO sales primarily due to the timing of shipments and lower development revenue associated with a delay in onboarding new customers, partially offset by a $3.9 million increase in fermentation revenues due to increased demand. In addition, the year ended May 29, 2022 included $1.9 million in BreatheWay revenue that did not reoccur in fiscal year 2023.

~~The decrease in gross profit for fiscal year 2023 compared to fiscal year 2022 was due primarily to decreased revenue, as well as an unfavorable sales mix.~~

The decrease in gross profit for fiscal year 2023 compared to fiscal year 2022 was due primarily to an unfavorable sales mix as evidenced by an unfavorable rate variance of $8.3 million and decreased revenue resulting in an unfavorable volume variance of $2.8 million.

Gross profit margin percentage decreased from 35.1% to 27.1%. The approximately 800 bps reduction is due to an 1,120 bps reduction in CDMO gross profit margin percentage as a result of lower development revenues and an unfavorable sales mix in the aseptic commercial business, a 90 bps reduction associated with the BreatheWay revenue in fiscal year 2022 partially offset by a 220 bps increase primarily due to adjustments to write down inventories to their net realizable value in the comparable periods and a 190 bps increase resulting from the increase in fermentation revenues.

Operating Expenses:

(In thousands, except percentages)	Year Ended		Change	
	May 28, 2023	May 29, 2022	Amount	%
		As Restated		
Research and Development	$ 8,736	$ 7,839	$ 897	11%
Selling, general and administrative	38,969	34,659	4,310	12%
Gain on sale of BreatheWay	(2,108)	—	(2,108)	100%
Restructuring costs	4,184	8,359	(4,175)	(50)%
Total Operating Expenses	$ 49,781	$ 50,857	$ (1,076)	(2)%

Research and Development ("R&D")

R&D expenses consist primarily of product development and commercialization initiatives. R&D expenses are focused on new products and applications for HA-based and non-HA biomaterials.

The increase in R&D expenses for fiscal year 2023 compared to fiscal year 2022 was primarily due to higher salary and benefits expenses, including increased headcount.

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Selling, General and Administrative ("SG&A")

SG&A expenses consist primarily of sales and marketing expenses associated with Lifecore's product sales and services, business development expenses, and staff and administrative expenses.

The increase in SG&A expenses for fiscal year 2023 compared to fiscal year 2022 was due primarily to an increase in legal fees from compliance and other litigation matters.

Gain on sale of BreatheWay

On June 2, 2022, the Company and Curation Foods entered into and closed an Asset Purchase Agreement pursuant to which Curation Foods sold all of its assets related to BreatheWay packaging technology business in exchange for an aggregate purchase price of $3.1 million. Upon the sale, the Company recorded a gain of $2.1 million.

Restructuring Costs

During fiscal year 2020, the Company announced a restructuring plan to drive enhanced profitability, focus the business on its strategic assets and redesign the organization to be the appropriate size to compete and thrive. This included a reduction in force, a reduction in leased office spaces and the sale of non-strategic assets. The Company recorded $4.2 million and $8.4 million of restructurintg costs during the years ended May 28, 2023 and May 29, 2022, respectively, ~~related to the restructuring plan~~ a decrease of $4.2 million. The reduction in restructuring costs is comprised of asset write-offs of $3.1 million and lease impairment of $2.0 million both associated with the disposition of prior headquarters that only occurred in FY 2022;; lower legal and consulting fees of $1.2 million associated with the Project Swift activities; offset by a ~~,~~ $2.1 million increase in severance costs as a result of elimination of positions associated with the disposal of businesses in FY 2023. ~~Restructuring costs for the year ended May 28, 2023 decreased $4.2 million compared to the prior year period due to decreased restructuring activity mainly as a result of the Eat Smart Disposition in fiscal year 2022.~~ Refer to Note 12 - Restructuring Costs in the notes to our consolidated financial statements for more information.

Other Income (Expenses):

(In thousands, except percentages)	Year Ended		Change	
	May 28, 2023	May 29, 2022	Amount	%
		As Restated		
Interest Income	$ 68	$ 81	$ (13)	(16)%
Interest Expense	$ (17,649)	$ (15,551)	$ (2,098)	13%
Transition Services Income	$ 349	$ 5,814	$ (5,465)	(94)%
Loss on Debt Extinguishment	$ (23,741)	$ —	$ (23,741)	(100)%
Other (Expense) Income, net	$ (1,159)	$ 760	$ (1,919)	N/M
Income Tax (Provision) Benefit	$ (308)	$ 5,211	$ (5,519)	N/M

Interest Income

The decrease in interest income in fiscal year 2023 compared to fiscal year 2022 was not significant.

Interest Expense

The increase in interest expense during fiscal year 2023 compared to fiscal year 2022, was primarily a result of paid-in-kind interest on our long-term debt.

Transition Services Income

In fiscal year 2022 the Company earned $5.8 million of transition services income related to transition services provided to Taylor Farms related to the Eat Smart Disposition which was meant to defray costs incurred to provide the transition services which are reported within Selling, general and administrative costs. The transition service agreements -were exited during the period. In fiscal year 2023, the Company earned $0.3 million of transition services income related to transition services provided to Flagship related to the Yucatan disposition and provided to Hazel Technologies related to the BreatheWay disposition.

Loss on Debt Extinguishment

The loss on debt extinguishment of $23.7 million in fiscal year 2023 was due to the New Term Loan Facility with Alcon entered into in May 2023, including the $12.9 million prepayment fee to Goldman Sachs, the prior lender, write-off unamortized deferred financing fees related to the Prior Term Loan Credit Facility of $7.5 million and third-party fees of $3.3 million. Refer to Note 6 - Debt for additional information. A similar charge did not occur in fiscal year 2022.

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